SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on November 14, 2017.

Multi-Housing Income Reit, Inc.
By: Casoro Capital Partners, LLC

By: /s/ Yuen Yung
Name: Yuen Yung
Title: Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Monte K. Lee-Wen	Director and Principal	November 15, 2017
Monte K. Lee-Wen		
/s/ Yuen Yung	Director, Chief Executive Officer	November 15, 2017
Yuen Yung		